UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
Amendment No. 2

B2DIGITAL, INCORPORATED
(Name of Issuer)

Common Stock, $.00001 par value
(Title of Class of Securities)

11777J 20 5
(CUSIP Number)

Robert C. Russell
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, CA 91423
(310) 281-2571
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777J 20 5
(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Russell
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
(3)	USE SOURCE OF FUNDS (See Instructions)
(4)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 240,018,140 shares of common stock*
	(8)	SHARED VOTING POWER: None
	(9)	SOLE DISPOSITIVE POWER: 240,018,140 shares of common stock*
	(10)	SHARED DISPOSITIVE POWER:
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 240,018,140 shares of common stock*

*Includes 24,018,140 shares of common stock and 900,000 shares of Series A Convertible Preferred Stock, which is convertible into 240 shares of common stock per share (216,000,000 shares) and votes with the common stock on an as converted basis.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.74%**

**The Company reported that 61,000,869 shares of common stock were issued and outstanding on its Form 8-K dated November 24, 2006. After the issuance of 24,000,000 shares to Robert Russell on January 2, 2007, the Company currently has 85,000,869 shares of common stock outstanding. The calculation of the foregoing percentage is based on 301,000,869 shares of the company outstanding upon conversion of all Series A Preferred owned by Mr. Russell (convertible into 216,000,000 shares of common stock), and the number of shares of common stock currently outstanding.

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 11777J 20 5

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 to the Schedule 13D of Robert C. Russell amends the Schedule 13D filed by Mr. Russell on February 5, 2002, as amended by Amendment No. 2 filed February 23, 2005.

Common Stock, $.00001 par value

B2Digital, Incorporated
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, CA 91423

ITEM 2. IDENTITY AND BACKGROUND.

(a) Robert C. Russell

(b) 4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, CA 91423

(c) Chairman, Chief Executive Officer and President of B2Digital, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, CA 91423

(d)-(e) During the last five years, Mr. Russell has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Russell is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 10, 2005, B2Digital, Inc. issued Robert Russell, an officer and director of the company, 1,000,000 shares of Series A Convertible Preferred Stock as a signing bonus. Each share of Series A is convertible into 240 shares of common stock and votes with the common stock on an as converted basis. Each share of Series A was valued at $.43 per share.

On January 2, 2007, Mr. Russell converted 100,000 shares of Series A into 24,000,000 shares of common stock.

ITEM 4. PURPOSE OF THE TRANSACTION.

See Item 3. Mr. Russell has changed the nature of 100,000 shares of his Series A Preferred by converting the shares into common stock. At this time, Mr. Russell has no plans to engage in any of the transactions described in Paragraphs (a) through (j) of this Item.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Mr. Russell owns 24,018,140 shares of common stock and has the right to acquire 216,000,000 shares of common stock within sixty days (216,000,000 shares are underlying 900,000 shares of Series A Convertible Preferred Stock convertible into 240 shares of common stock per share). The Company reported that 61,000,869 shares of common stock were issued and outstanding on its Form 8-K dated November 24, 2006. After the issuance of 24,000,000 shares to Robert Russell on January 2, 2007, the Company currently has 85,000,869 shares of common stock outstanding. Assuming conversion of all Series A Preferred owned by Mr. Russell (convertible into 216,000,000 shares of common stock), and the number of shares of common stock currently outstanding, Mr. Russell is considered the beneficial owner of 79.74% of the outstanding shares of B2Digital, Inc. Mr. Russell has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of his shares of common stock.
(c) Other than set forth above in regard to the conversion, Mr. Russell has not effected any transaction in B2Digital, Inc. common stock during the past 60 days.
(d) Mr. Russell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of B2Digital common stock.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 9, 2007

/s/ Robert Russell
Name: Robert Russell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)